MORGAN STANLEY & CO. INCORPORATED
1585 Broadway
New York, NY 10036

July 24, 2006

Re:	Chart Industries, Inc. Registration Statement on Form S-1 Registration File No. 333-133254

Craig Slivka
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

     Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we, on behalf of the several Underwriters, hereby join in the request of Chart Industries, Inc. for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 2:00 p.m., Eastern Daylight Time, on July 25, 2006, or as soon thereafter as practicable.

     Pursuant to Rule 460 of the General Rules and Regulations under the Act regarding the distribution of preliminary prospectuses, we, on behalf of the several Underwriters, wish to advise you that copies of the Preliminary Prospectus issued July 12, 2006 were distributed through 5 p.m., Eastern Standard Time, July 21, 2006, as follows:

	16,090	to	6	Underwriters
	0	to	0	Dealers
	1,095	to	1,095	Institutions
	14	to	14	Others

Total:	17,199

     The several underwriters are aware of their obligations under and intend to comply with the provisions of Rule 15c2-8 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended.

     The Corporate Finance Department of the NASD has reviewed the above captioned proposed offering with respect to the fairness of the terms and arrangements of the offering. On July 20, 2006 the several underwriters received a “No Objections” letter from the corporate finance department of the NASD with respect to the above captioned proposed offering.

Very truly yours,
MORGAN STANLEY & CO. INCORPORATED
on behalf of itself and the several Underwriters
BY: MORGAN STANLEY & CO. INCORPORATED
By: /s/ Todd Singer
Name: Todd Singer
Title: Executive Director